SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934

                                Amendment No. 2


                      IMMULOGIC PHARMACEUTICAL CORPORATION
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  45252R 10 0
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                           Donna J. Roberts, Esq.
General Counsel                                    Secretary
Marion Merrell Dow Inc.                            The Dow Chemical Company
9300 Ward Parkway                                  2030 Dow Center
Kansas City, Missouri 64114                        Midland, Michigan 48674
(816) 966-4000                                     (517) 636-1000
- ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               December 12, 1994
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].

                                  Page 1 of 12

                      Exhibit Index is located at page 12

CUSIP No.  45252R 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its             Marion Merrell Dow Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[  ]
     a Member of a Group                                         (b)[ x]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                             WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,250,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,250,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,250,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     8.2%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes 250,000 shares that may be acquired on or before December 17, 1996, upon exercise of a stock option.

CUSIP No.  45252R 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its              The Dow Chemical Company
     I.R.S. Identification Number                  38-1285128
___________________________________________________________________________

2)   Check the Appropriate Box if                                   (a)[  ]
     a Member of a Group                                            (b)[ X]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                             AF
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,250,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,250,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,250,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     8.2%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes 250,000 shares that may be acquired on or before December 17, 1996, upon exercise of a stock option.

     This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") jointly filed by Marion Merrell Dow Inc. and The Dow Chemical Company dated December 17, 1991, with respect to the Common Stock of ImmuLogic Pharmaceutical Corporation, as amended through the date hereof. Pursuant to Regulation S-T Item 101(a)(2)(ii), this amendment restates the entire text of the Schedule 13D and all previous amendments thereto. This amendment is filed to reflect an amendment to the Stock Purchase Agreement (described hereinafter), increasing the term of the stock purchase option granted thereunder from three years to five years, and extending the expiration date of such option from December 17, 1994 to December 17, 1996. Accordingly, the Schedule 13D is hereby amended and restated to read as follows:

ITEM 1.   SECURITY AND ISSUER.

     The securities to which this Schedule relates are shares of Common Stock, par value $.01 per share, of ImmuLogic Pharmaceutical Corporation, a Delaware corporation (the "Issuer").

     The principal executive offices of the Issuer are located at 610 Lincoln Street, Waltham, Massachusetts 02154.

ITEM 2.   IDENTITY AND BACKBROUND.

     This Schedule is filed on behalf of Marion Merrell Dow Inc., a Delaware corporation ("MMD"), with a principal place of business and principal office located at 9300 Ward Parkway, Kansas City, Missouri 64114-0480. The principal business of MMD is the discovery, development, manufacturing, marketing, and sale of pharmaceutical compounds for the treatment of human diseases. MMD operates as a publicly owned independent pharmaceutical company. The common stock of MMD is registered under section 12(b) of the Securities Exchange Act of 1934, and is traded on The New York Stock Exchange. Information as to the executive officers and directors of MMD is set forth at Item 2 of Amendment No. 1 to this Schedule 13D filed with the Securities and Exchange Commission on March 3, 1992, which is incorporated herein by reference.

     This Schedule also is filed on behalf of The Dow Chemical Company, a Delaware corporation ("Dow"), with a principal place of business and principal office located at 2030 Dow Center, Midland, Michigan 48674. The principal business of Dow is the discovery, development, manufacturing, marketing, and sale of chemical compounds and products derived therefrom. Information as to the executive officers and directors of Dow is set forth at Item 2 of Amendment No. 1 to this Schedule 13D filed with the Securities and Exchange Commission on March 3, 1992, which is incorporated herein by reference.

     Dow currently is the beneficial owner of approximately 71% of the outstanding common stock of MMD, the remaining 29% of which is publicly held. Dow is filing this Schedule with respect to its potential deemed indirect ownership of MMD's holdings of Common Stock of the Issuer, and Dow disclaims beneficial ownership of such securities. The Board of Directors of MMD is composed of fifteen persons, five of whom are directors of Dow, of whom three are also executive officers of Dow.

     (a)  Incorporated by reference from Item 2 of Amendment No. 1 to this
          Schedule 13D filed with the Securities and Exchange Commission on March 3, 1992.

     (b)  Incorporated by reference from Item 2 of Amendment No. 1 to this
          Schedule 13D filed with the Securities and Exchange Commission on March 3, 1992.

     (c)  Incorporated by reference from Item 2 of Amendment No. 1 to this
          Schedule 13D filed with the Securities and Exchange Commission on March 3, 1992.

     (d) Neither MMD nor Dow has been convicted in a criminal proceeding during the last five years (excluding traffic violations and similar misdemeanors). To the best knowledge of MMD and Dow, none of the executive officers or directors of MMD or Dow has been convicted in a criminal proceeding during the last five years (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, neither Dow nor MMD has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which MMD or Dow was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of MMD and Dow, during the past five years, none of the executive officers or directors of MMD or Dow has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Incorporated by reference from Item 2 of Amendment No. 1 to this
          Schedule 13D filed with the Securities and Exchange Commission on March 3, 1992.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 17, 1991, MMD purchased from the Issuer 1,000,000 shares (the "Shares") of common stock of the Issuer ("Common Stock") for a purchase price of $18.00 per share (aggregating $18,000,000), and an option (the "Option") exercisable during the three-year period ending December 17, 1994, to purchase up to 250,000 additional shares of Common Stock (the "Option Shares") at $35.00 per share for $1,162,500. By the terms of an amendment dated December 12, 1994, the term during which the Option is exercisable was extended to December 17, 1996. The source of funds for the purchase price was the working capital of MMD. None of the funds were borrowed or otherwise obtained for the purpose of acquiring the securities.

ITEM 4.   PURPOSE OF TRANSACTION.

     MMD acquired the Shares and the Option pursuant to the terms of a certain Stock Purchase Agreement dated November 20, 1991, as amended by an amendment dated December 12, 1994, by and between MMD and the Issuer (the "Stock Purchase Agreement"). The discussion of the Stock Purchase Agreement contained in this Schedule is qualified in its entirety by reference to such Agreement, a copy of which is set forth as Exhibit B to the Schedule 13D and incorporated herein by reference.

     MMD acquired the Shares and the Option for investment purposes. At the time of the acquisition, MMD believed that the Shares and the Option represented an attractive investment opportunity. MMD has no current intention to purchase additional shares of Common Stock, but may purchase additional shares of Common Stock in the future, either pursuant to the Option or otherwise, depending on MMD's evaluation of the Issuer's business, prospects, and financial condition, the market for the Common Stock, other opportunities available to MMD, prospects for MMD's own business, general economic conditions, money and stock market conditions, and other future developments. Depending on the same factors, MMD may decide to sell some or all of its investment in the Common Stock, although it has no current intention to do so.

     Although the purchase of the Shares and the Option has been made for investment, MMD may in the future decide that it is desirable to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer. However, the management of MMD has made no decision, and has not been authorized by the Board of Directors of MMD, to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer except to the extent inherent in MMD's position as a stockholder of the Issuer. Except as set forth in this Schedule, neither of the Reporting Persons has any present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer;
(iii) a sale or transfer of a material amount of the assets of the Issuer;
(iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure;
(vii) changes in the Issuer's charter, bylaws, or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or (x) any action similar to any of those enumerated above.

     Reference is made to the Stock Purchase Agreement for other terms relating to MMD's purchase of the Shares and the Option.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) MMD beneficially owns 1,000,000 shares of the Issuer's Common Stock and an option to purchase an additional 250,000 shares, for aggregate beneficial ownership of 1,250,000 shares representing
          8.2 percent of the Issuer's Common Stock outstanding at September 30, 1994, giving effect to the issuance of the Shares and the Option Shares. To the best knowledge of MMD and Dow, no shares of Common Stock are beneficially owned by any of the executive officers or directors of MMD or Dow except as may be set forth in any amendment hereto (except to the extent that any executive officer or director may be deemed to be the beneficial owner of shares held by the undersigned by reason of such person's relationship to MMD or Dow, which deemed beneficial ownership, if any, is expressly disclaimed).

     (b)  MMD has the sole power to vote and dispose of the Common Stock.

     (c) None, except for the acquisition of the Shares and the Option by MMD on December 17, 1991, as described in Item 3 above, the text of which is incorporated herein by reference.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, AGRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Concurrently with the execution of the Stock Purchase Agreement, MMD and the Issuer entered into a preliminary agreement (the "Preliminary Agreement") relating to the joint development and worldwide commercialization of certain of the Issuer's human allergy therapeutic products, as more particularly described therein (the Products"), which describes certain relationships and arrangements between MMD and the Issuer. The Preliminary Agreement provides that it will terminate if MMD and the Issuer have not entered into a formal collaboration agreement (the "Collaboration Agreement") for the purposes set forth in the Preliminary Agreement by February 28, 1992, which time may be extended by agreement of the parties. The discussion of the Preliminary Agreement contained in this
Schedule is qualified in its entirety by reference to such Agreement, a copy of which is set forth as Exhibit C to the Schedule 13D and incorporated herein by reference.

     The Stock Purchase Agreement provides for certain rights and restrictions with respect to the Shares and the Option Shares. The Preliminary Agreement provides, and the Collaboration Agreement is to provide, for certain relationships and understandings between MMD and the Issuer respecting their collaboration in the development of the Products.

     The principal rights, relationships, and arrangements provided for in the Stock Purchase Agreement and the Preliminary Agreement are set forth in the responses to Items 3 and 4 of this Schedule, the text of which is incorporated herein by reference, and hereinafter. The following summaries of terms of the Stock Purchase Agreement and the Preliminary Agreement are not complete and are qualified in their entirety by reference to such Agreements, copies of which are set forth as Exhibits B and C to the
Schedule 13D and incorporated herein by reference.

     STANDSTILL AGREEMENT. The Stock Purchase Agreement provides that until December 17, 1995, MMD will not, without the consent of the Issuer, acquire any voting securities of the Issuer, or any right to acquire voting securities of the Issuer, if after such acquisition (and giving effect to the exercise of any such rights) MMD would own of record or beneficially in the aggregate more than 20% of the voting securities of the Issuer (assuming the exercise of all outstanding rights or options to acquire voting securities of the Issuer). If MMD's beneficial ownership exceeds the 20% limit as a result of a reduction of the Issuer's outstanding shares, a recapitalization, or otherwise due to action by the Issuer, MMD will not be required to reduce its beneficial ownership to the 20% limit. If MMD's beneficial ownership exceeds the 20% limit due to a repurchase of shares by the Issuer, MMD may require the Issuer to repurchase from MMD, at the then-current market price, that number of shares required to reduce MMD's beneficial ownership to 20%. Except as otherwise provided in the Stock Purchase Agreement, MMD must sell any shares of the Issuer's voting securities it may beneficially own in excess of the 20% limit.

     REGISTRATION RIGHTS. The Stock Purchase Agreement provides for registration for sale to the public of the Shares and the Option Shares upon request by MMD either (i) incidental to a registration of Common Stock on behalf of the Issuer ("Piggyback Rights"), (ii) for an offering of at least 30% of the Shares and Option Shares owned by MMD and having an anticipated aggregate offering price of at least $10,000,000 ("Demand Rights"), or (iii) for an offering of Shares or Option Shares having an anticipated aggregate offering price of at least $500,000 if the Issuer is eligible to register securities on SEC Form S-3 ("Short Form Rights"). MMD has the right to exercise such rights as follows: (i) Piggyback Rights at any time the Issuer files a registration statement on Form S-1, S-2, or S-3 from December 17, 1992, through December 31, 1995; (ii) Demand Rights on two occasions from December 17, 1993, through May 30, 1998; and (iii) Short Form Rights on six occasions at any time the Issuer is eligible to register securities on Form S-3 through May 30, 1998. Substantially all of the costs of such registrations are to be paid by the Issuer, except for MMD's pro rata portion of underwriting discounts and MMD's legal expenses. MMD's registration rights are transferable to any transferee of Shares or Option Shares in a transaction other than pursuant to an effective registration statement or pursuant to a sale under SEC Rule 144. The Stock Purchase Agreement also provides for indemnification and contribution among MMD, the Issuer, and any underwriter with respect to certain liabilities arising in connection with any such registration.

     FINDER'S FEE. MMD and the Issuer have represented to each other in the Stock Purchase Agreement that neither of them is or will be obligated for any finder's fee or commission in connection with MMD's acquisition of the Shares and the Option.

     ANTIDILUTION ADJUSTMENTS. The Stock Purchase Agreement provides for proportionate adjustment of the number of shares of Common Stock subject to the Option and of the price per share to be paid upon execution of the Option in the event of any subdivision or reclassification of the Common Stock, any recapitalization, merger, or consolidation of the Issuer, any transfer or sale of substantially all of the Issuer's assets, and in certain other events.

     PRODUCT COMMERCIALIZATION COLLABORATION. The Preliminary Agreement provides, and the Collaboration Agreement is to provide, that the Issuer will develop, manufacture, and participate with MMD in the marketing of the Products in the United States, and the Issuer will retain 50.1% of the profits from the commercialization effort in the United States. MMD is to develop and market the Products outside the United States, and will pay the Issuer a royalty equal to 44.9% of the profits from the foreign commercialization effort. MMD is to manufacture the Products for markets in Japan and the Far East, and the parties are to determine jointly the manufacturing arrangements for other foreign markets. Upon execution of the Collaboration Agreement, MMD is to make a $7,000,000 license payment to the Issuer. MMD is to provide further license payments annually and upon achievement of certain development milestones, up to an aggregate maximum of $35,000,000, 50% of which will be recoverable by MMD from the Issuer's share of future profits. MMD is to have a right of first offer with respect to product opportunities in the field of allergic rhinitis and asthma developed by the Issuer during the four-year period following the effective date of the Collaboration Agreement and, for an additional three-year period, a right of first offer with respect to products in the same field that the Issuer has determined to commercialize with a third party.

MMD also is to provide a credit facility to the Issuer to assist the Issuer in the management of working capital and anticipated cash flow deficits for the lesser of five years or until cash flow from their collaboration is positive. The term of the Collaboration Agreement is to be 20 years, automatically renewable thereafter for successive terms of one year each unless terminated by either party by notice given at least 60 days prior to a renewal date. MMD will have the right to terminate the Collaboration Agreement after the earlier of three years or the date on which it is determined that the Products will be unsafe or ineffective for the purposes provided for in the Preliminary Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT A      No longer applicable.

     EXHIBIT B      Stock Purchase Agreement dated November 20, 1991, by
                    and between MMD and the Issuer.

     EXHIBIT C      Preliminary Agreement dated November 20, 1991, by and
                    between MMD and the Issuer.

     EXHIBIT D      Agreement to File Jointly dated December 23, 1991, by
                    and between MMD and Dow.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MARION MERRELL DOW INC.



Date:  December 22,  1994        By:
                                    -----------------------------------
                                    William K. Hoskins
                                    Vice President, General Counsel and
                                    Corporate Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MARION MERRELL DOW INC.



Date:  December 22,  1994        By:
                                    -----------------------------------
                                    David T. Buzzelli
                                    Vice President, Environment, Health and
                                    Safety, Public Affairs, and Information
                                    Systems

                                 EXHIBIT INDEX


Exhibit No.         Description
- -----------         -----------

     A         No longer applicable.

     B Stock Purchase Agreement dated November 20, 1991, by and between MMD and the Issuer (incorporated by reference from Exhibit B of the Schedule 13D).

     C Preliminary Agreement dated November 20, 1991, by and between MMD and the Issuer (incorporated by reference from Exhibit C of the Schedule 13D).

     D Agreement to File Jointly dated December 23, 1991, by and between MMD and Dow (incorporated by reference from Exhibit D of the Schedule 13D).